December 17, 2021

VIA EDGAR Correspondence

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Diane Fritz and Brad Skinner

Re:  Union Pacific Corporation

       Form 10-K for Fiscal Year Ended December 31, 2020

       Response Dated October 15, 2021

       File No. 001-06075

Dear Ms. Fritz:

This letter is in response to the follow-up comment letter, dated November 12, 2021, addressed to Jennifer L. Hamann, Executive Vice President and Chief Financial Officer of Union Pacific Corporation (Company), regarding the comments of the Staff of the Securities and Exchange Commission (Staff) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020 (2020 10-K), as referenced above.

For the convenience of the Staff, we reproduced the text of each numbered paragraph in the comment letter and follow with our response.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

* * * * *

QUESTION:

1.

Please provide us with quantification of amounts incurred as support for the statement made in response to comment 1 that investments made to harden portions of your rail network identified as more susceptible to climate-related damage have not been material to the periods covered by your 2020 Form 10-K.

RESPONSE:

Capital expenditures related solely to climate-related event mitigation totaled approximately $25 million, $24 million, and $11 million in the years 2018, 2019, and 2020, respectively. To provide context, capital expenditures under our annual infrastructure replacement program totaled $1.8 billion, $2.0 billion, and $1.8 billion in those respective years.

QUESTION:

2.

Your response to prior comment 2 regarding reputational risks resulting from operations that produce material greenhouse gas emissions appears to focus on emissions from the railroad industry compared to other types of ground transportation services. Please revise to provide disclosure explaining how your reputation or brand could be negatively impacted as a result of emissions of greenhouse gasses from your own operations, such as diesel exhaust.

RESPONSE:

The Commission Guidance Regarding Disclosure Related to Climate Change, Release No.33-9106 (Feb. 2, 2010), states in part that “possible indirect consequences or opportunities may include [among others]: increased demand for goods that result in lower emissions than competing products.” As stated in our previous response, moving freight by rail instead of truck lowers greenhouse gas emissions by up to 75% on average. We do not believe that reputational risk from our operations is among the material climate-change related risks that we have faced to date. Despite the relative emissions advantages of rail versus truck, the Company is proactively addressing our greenhouse gas emissions as communicated to all our stakeholders in our climate action plan, which was publicly released on December 6, 2021. Additionally, we recognize that community awareness (including our customers and shareholders) of climate change is continuously increasing and may lead to higher reputational risk in the future. Our disclosures will change over time to reflect these increases if they materialize. We intend to revise our risk factor in our Form 10-K for Fiscal Year Ended December 31, 2021 (2021 10-K), to address reputational risk, at a minimum, as follows:

Significant cost increases, government regulation, or changes of consumer preferences for goods or services relating to alternative sources of energy, emissions reductions, and greenhouse gas emissions could materially affect the markets for the commodities we carry and demand for our services, which in turn could have a material adverse effect on our results of operations, financial condition, and liquidity.

QUESTION:

3.

We note your response to comment 3 and the reference to disclosure in your 2019 Form 10‑K. We also note the reference to weather-related events, such as wildfire and heavy rain, during the current year in your response to prior comment 1. We partially reissue our prior comment as it does not appear that you have provided quantification of material weather-related damages to your property or operations as a significant physical effect of climate change.

RESPONSE:

We note your comment and will provide quantification of weather-related damages to our property in the Capital Investments portion of our Management’s Discussion and Analysis in our future filings when material and determinable. For reference, those amounts are $15 million, $113 million, and $40 million in the years 2018, 2019, and 2020, respectively. We acknowledge that weather-related events, such as wildfire and heavy rain, have occurred during the current year. However, not all such events result in material damage to our property or operations. In addition, because weather-related events can have both direct and indirect effects on our operations, and non-weather-related events can simultaneously affect our network, it requires significant judgment, and may not be possible, to determine the amount and cause of any incremental operating expense associated with such events. In those situations, we seek to quantify variances to individual operating expense lines and then disclose the drivers of those variances from most to least impactful in our filings with the SEC.

QUESTION:

4.	In your response to comment 3, you state that agricultural product shipments have been impacted by weather-related challenges. Please tell us how your disclosure considers climate 2 change as a business risk due to its potential effect on your customers in the agricultural industry.

RESPONSE:

Our risk factor on page 12 of the 2020 10-K, captioned “Severe Weather Could Result in Significant Business Interruptions and Expenditures”, states that our revenue can be adversely affected by severe weather that causes damage and disruptions to our customers. In addition, our disclosure in Item 1 on page 8 of the 2020 10-K, captioned “Seasonality”, reflects our evaluation of how climate change affects our customers in the agricultural industry. Specifically, we discuss the seasonality of some of the commodities that we transport, including agricultural products that have specific growing and harvesting seasons, and we specifically disclose that peak shipping seasons for these commodities can vary considerably each year depending upon various factors, including the strength of harvests, which in turn can be impacted by climate change. In our 2021 10-K and future filings, we will provide clarification on factors, including climate change, that impact the strength of harvests.

QUESTION:

5.

We note from your response to comment 3 that you have experienced an increase in insurance premiums, however, these increases did not have a material effect on your business, financial condition, and results of operations. Provide us with additional detail to support this statement, including quantification. In addition, tell us how you evaluated weather-related impacts on the availability of insurance.

RESPONSE:

Property insurance premiums appear in the “Other” operating expense line of our income statement. Year-over-year increases in such premiums represent 1% or less of the year-over-year increase in our “Other” operating expense line for the years covered by our 2020 10-K.

Our property insurance premiums are driven by a combination of market conditions, program limits, and deductibles. The Company’s insurance team works closely with brokers to assemble a program with multiple insurance providers that balances our premiums with risk mitigation. These program design changes may include increases in our deductible, changes to program limits, and greater use of our captive insurance company. We evaluate the availability of insurance and status of the market, including effects of climate change, through advice provided by the brokers, based on what they are seeing with other customers, as well as feedback from the insurance carriers during our underwriter presentations.

Please feel free to call either me at (402) 544-5565 or John A. Menicucci, Jr., Senior Counsel, at (402) 544-3440, if you have any questions or further comments.

Sincerely,

/s/ Todd M. Rynaski

Todd M. Rynaski

Vice President and Controller

Union Pacific Corporation

cc:

Lance M. Fritz

Chairman, President and Chief Executive Officer

Union Pacific Corporation

Jennifer L. Hamman

Executive Vice President and Chief Financial Officer

Union Pacific Corporation

Craig V. Richardson

Executive Vice President, Chief Legal Officer and Corporate Secretary

Union Pacific Corporation

John A. Menicucci, Jr.

Senior Counsel

Union Pacific Corporation

Audit Committee of the Board of Directors

Union Pacific Corporation

Stephanie C. Wolfe

Partner

Deloitte & Touche LLP

Ronald O. Mueller

Partner

Gibson, Dunn & Crutcher LLP